Exhibit 99.1



                               CELL KINETICS LTD.
       (an indirect majority-owned subsidiary of Medis Technologies Ltd.)

CONTACT:
Cell Kinetics Ltd.
Jacob Weiss
Chairman
(212) 935-8484
011-972-8918-8630
                              FOR IMMEDIATE RELEASE

             Cell Kinetics Completes Over-Subscribed Rights Offering

JANUARY 14, 2008 - New York, N.Y. -- Cell Kinetics Ltd., an indirect majority-owned subsidiary of Medis Technologies Ltd. (NASDAQ: MDTL), announced today that the Cell Kinetics' rights offering (the "Rights Offering") that expired on January 7, 2008 was over-subscribed and those subscribers who purchased all ordinary shares underlying their basic subscription rights and chose to exercise their over-subscription rights will receive additional shares of Cell Kinetics based on the formula set forth in November 5, 2007 Rights Offering prospectus.

Upon completion of administrative procedures, Cell Kinetics will distribute to Rights Offering subscribers an aggregate of 3,492,788 Cell Kinetics ordinary
shares,  at  the  subscription  price  of  $0.30  per  share.   Rights  Offering
subscribers will also receive four year warrants to purchase additional Cell Kinetics ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the Rights Offering.

"We are very pleased with the successful conclusion of the rights offering to Medis Technologies' shareholders of Cell Kinetics shares and the level of interest as demonstrated by the over-subscription is very gratifying. We look forward in 2008 to Cell Kinetics continuing to develop and commercialize its products," commented Jacob Weiss, Chairman of Cell Kinetics.

Copies of the prospectus relating to the Rights Offering may be obtained for informational purposes by calling (212) 935-8484. A copy of the prospectus is also available through the SEC's Internet website, located at http://www.sec.gov.

Cell Kinetics markets Medis' Cell Carrier, under the "CKChip(TM)" trade name. The Company presented the product at the American Society of Cell Biology meeting that took place in December of 2007. Cell Kinetics also intends to source, vet and invest in early stage Israeli-based medical device companies.

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This press release shall not constitute an offer to sell or the  solicitation of an offer to buy nor shall there be any sale of these securities of Cell Kinetics in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the successful completion of product development, the success of product tests, commercialization risk, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.

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